SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 13, 2003

DATATRAK International, Inc.

(Exact name of registrant as specified in its charter)

Ohio	000-20699	34-1685364
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6150 Parkland Boulevard, Mayfield Heights, Ohio	44124
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (440) 443-0082

(Former Name or Former Address, if Changed Since Last Report)

TABLE OF CONTENTS

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits.

(c)   Exhibits.

         99.1   Press Release, dated May 13, 2003.

Item 9. Regulation FD Disclosure

On May 13, 2003, DATATRAK International, Inc. issued a press release relating to the Company's earnings for the first quarter of 2003. A copy of the press release is attached as Exhibit 99.1.

This information set forth under "Item 9. Regulation FD Disclosure" is intended to be furnished under "Item 12. Results of Operations and Financial Condition" in accordance with SEC Release No. 33-8216. Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference to such filing

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DATATRAK INTERNATIONAL, INC.

Date: May 13, 2003   By: /s/ Terry C. Black
                                      Terry C. Black
                                      Vice President of Finance, Chief Financial
                                      Officer, Treasurer and Assistant Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press Release, dated May 13, 2003.

E-1